Exhibit 99.3

120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707
Media release

Rio Tinto to suspend production at Gove alumina refinery

29 November 2013

Rio Tinto will move to suspend alumina production at Gove and focus on its bauxite operations after determining the refinery is no longer a viable business in the current market environment.

Rio Tinto will now work on the scope and phased timing of suspension and prepare for all potential outcomes over coming months.

Consultation with employees and the local community will be the priority as the company works closely with the Northern Territory Government, the Australian Government, Traditional Owners and all other stakeholders to minimise the impact of this change for Nhulunbuy and the region.

Establishing a long-term plan for the bauxite operation and its employees will be the key to retaining a sustainable business in the local area.

Rio Tinto chief executive Sam Walsh said “This is a very sad day for everyone associated with Gove. It has been an extremely difficult decision and we recognise it will have a significant impact on our employees, the local community and the Northern Territory. There is no doubt it is a challenging path ahead. We are working in partnership with the Northern Territory and Australian Governments, the broader community and Traditional Owners to identify initiatives to create new opportunities for the people of Nhulunbuy. We have a firm belief in the potential of the bauxite operation, a quality asset with a long-term future.”

The Australian and Northern Territory Governments on both sides of politics have worked tirelessly with Rio Tinto over recent months endeavouring to secure a long-term future for the refinery. All practical scenarios were considered in an attempt to make this work however, it has not been possible to find a sustainable solution. There is nothing more the Northern Territory Government could have done to help secure a long-term future for the refinery.

“I would like to acknowledge the significant business improvements our Gove employees have achieved in the face of extremely challenging market conditions over an extended period of time,’’ Mr Walsh said.

“I also recognise the sincere goodwill and effort of all stakeholders including the Northern Territory Government and Australian Government and the personal efforts of Chief Ministers and Australian Government Ministers, as well as Traditional Owners, the Northern Land Council and the local community.

“Our aluminium business is facing challenging market conditions and tough decisions are needed, but those decisions are so much harder when our employees and local communities are affected as they are in Nhulunbuy.”

Key factors influencing the decision were continuing low alumina prices, a high exchange rate and substantial after-tax losses for the refinery despite considerable efforts to improve refinery performance during that time.

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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The suspension process will take some time. Rio Tinto will be consulting with employees and the community in coming weeks to develop detailed plans regarding the timing and phases for ramping down the refinery. There will be no immediate change to refinery operations. At this early stage, it is expected the process of suspending production would start in the first quarter of 2014 and be phased during the year.

A priority will be establishing long-term certainty for the bauxite operation and its 350 employees and contractors. Senior Rio Tinto executives and company representatives from Gove are already working in partnership with the Northern Territory Government and the Federal Government, with a shared commitment to support the local community and all stakeholders, including the Traditional Owners. Rio Tinto will provide further details about the suspension process at the earliest opportunity.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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